UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12014585

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67607

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER GLOBEOP MARKETS LIMITED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SOUTH ROAD
(No. and Street)

HARRISON	NEW YORK	10528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH ATTANASIO (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name -- *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 8 2012
REGISTRATIONS BRANCH

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ELIZABETH ATTANASIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBEOP MARKETS LIMITED, as of DECEMBER 31 ,2011____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Teri Daniels
NOTARY PUBLIC
New York State
Qualified in Nassau County
No. 01DA6186037
Commission Expires 4/28/ 12

Elizabeth Attanasio
Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

Teri Daniels
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBEOP MARKETS LIMITED

Statement of Financial Condition
December 31, 2011

GLOBEOP MARKETS LIMITED

Index

December 31, 2011

Report of Independent Auditors

To the Board of Directors and
Stockholder of GlobeOp Markets Limited:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GlobeOp Markets Limited (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 29, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GLOBEOP MARKETS LIMITED

Statement of Financial Condition

December 31, 2011

		2011
Assets		
Cash	$	1,429,015
Accounts receivable, net of allowance of $34,356		32,687
Other assets		6,400
Current tax receivable		115,611
Total assets	$	1,583,713
Liabilities and stockholder's equity		
Liabilities		
Accrued expenses		112,637
Payable to affiliate		114,109
Total liabilities	$	226,746
Stockholder's equity		
Common stock (500,000 (£1 par) authorized, issued and outstanding)		898,675
Additional paid in capital		86,499
Accumulated other comprehensive loss		(236,683)
Retained earnings		608,476
Total stockholder's equity	$	1,356,967
Total liabilities and stockholder's equity	$	1,583,713

The accompanying notes are an integral part of this financial statement.

GLOBEOP MARKETS LIMITED

Notes to Statement of Financial Condition

Year Ended December 31, 2011

1. Organization and nature of operations

GlobeOp Markets Limited (the "Company"), is a wholly owned subsidiary of GlobeOp Financial Services S.A. (the "Parent"). The Company was incorporated in the United Kingdom on November 7, 2005 and is a registered broker-dealer with the Securities and Exchange Commission and a member of both the Financial Industry Regulatory Authority ("FINRA") in the United States of America and the Financial Services Authority ("FSA") in the United Kingdom.

The Company provides electronic execution platforms that offer straight through trade processing of various investment products and provides clients with electronic access to offshore money market funds in order to invest their excess cash as well as offering web based performance reporting tools for hedge funds and their investors.

2. Significant accounting policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

ASC 460 Guarantees requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

The principal accounting policies adopted are set out below:

Cash

Cash is comprised of cash at bank only. At December 31, 2011 all cash was held at major financial institutions in the United Kingdom.

Deferred Taxation

Deferred tax is recognized in respect of all temporary differences that have originated but not reversed at the statement of financial condition date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the statement of financial condition date. Temporary differences are differences between the Company's taxable results and its results as stated in the financial statement. However, deferred tax assets are recognized as recoverable and therefore recognized, only when, on the basis of all available evidence, the Company considers that it is more likely than not there will be suitable profits, from which the future reversal of the underlying timing differences can be realized. Deferred tax is measured at the expected tax rates that apply in the periods in which the timing differences are expected to reverse, based on tax rates and

laws that have been enacted or substantially enacted by the statement of financial condition date.

Foreign Currency Translation

The Company's functional currency is United Kingdom Pound Sterling. It is using United States Dollars as its reporting currency for the presentation of these financial statements.

The Company's statement of financial condition is translated into the reporting currency as follows:

i. assets and liabilities for the statement of financial condition are translated at the closing rate at the date of the statement of financial condition;

ii. all resulting exchange differences are recognized as a separate component of equity as other comprehensive income/(loss).

Employee Benefit Plan

The Company pays contributions to a privately administered benefit plan, which is a defined contribution plan. The Company contributes 4% of the employee's basic pay, provided the employee contributes a minimum of 1%. The contributions to the plan are recognized on the accrual basis. There are no fees incurred by the Company relating to the administration of this plan.

The Company has no legal or constructive obligations to pay further contributions if the plan does not hold sufficient assets to pay all employees the benefits relating to employee service in the current or prior periods.

Recent Accounting Standards

Accounting changes

Uncertainty in Income Taxes

The Company also applies ASC Topic 740-10 "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2011, management of the Company has determined that there is no uncertain tax position that needs to be recorded.

The following are the major jurisdictions for the Company and the earliest tax year subject to examination: United States - 2009 and United Kingdom – 2006.

3. Related party transactions

The Company has an informal arrangement with GFS Limited and GFS LLC whereby occupancy and office costs incurred by GFS Limited and GFS LLC are allocated to the Company based on employee headcount.

In 2011, the amount payable to affiliate is the amount owed to GlobeOp Financial Services Ltd, $114,109 (2010:$547,872). This is repayable as soon as reasonably practical.

4. Taxation

The Company determines its tax on a separate company basis and is part of a United Kingdom filing group where tax matters are settled as part of the group's tax position. Additionally, the Company has certain operations in the United States which produces effectively connected income and files as part of a United States filing group.

5. Regulatory capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2011, the Company had net capital, as defined, of $1,074,829 which was $1,059,713 in excess of its net capital requirement of $15,116 and its ratio of aggregate indebtedness to net capital was 0.21 to 1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

The Company is registered with the FSA, and is required to file its United Kingdom financial statements with them. Based on the most recent filing, the Company has capital of €1,054,502 and has a minimum capital requirement of €50,000 under FSA regulations which results in capital in excess of its minimum requirement of €1,004,502.

6. Concentration Risk

The Company's clients primarily operate in the hedge fund industry. Accordingly, the Company is potentially exposed to events that would impact that industry. For the year ending December 31, 2011, one of the Company's clients comprised 79% of the Company's fee revenues.

7. Subsequent events

On January 6, 2012 the Parent announced that it had established an Independent Committee, comprising Independent Directors of the Board, to carry out a detailed review of its strategic options to ensure that long-term value for shareholders was maximized. On February 1, 2012 the Independent Committee announced their recommendation of a cash offer 435 pence per share from TPG Capital.

Report of Independent Accountants

To the Board of Directors and
Stockholder of GlobeOp Markets Limited

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying amended General Assessment Reconciliation (Form SIPC-7) dated February 29, 2012 of the Securities Investor Protection Corporation (SIPC) of GlobeOp Markets Limited (the "Company") for the year ended December 31, 2011, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2C of Form SIPC-7 with the respective cash disbursement records entries, as follows: The amount on item 2B of page 1 of $1,657 was agreed to check number 26985 dated July 26, 2011. The amount on item 2C of page 1 of $165 was agreed to check number 28474 dated January 26, 2012. No exceptions noted.

2. Compared the sum of Total Revenue amounts reported on 4030 of the audited Form X-17A-5 for the periods ended January 1, 2011 to March 31, 2011, April 1, 2011 to June 30, 2011, July 1, 2011 to September 30, 2011, and October 1, 2011 to December 31, 2011 to the Total revenue amount of $621,076 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011. No exceptions noted.

3. Compared any adjustments reported on page 2, items 2b of Form SIPC-7 with the supporting schedules and working papers, as follows: Compared the addition on line 2b (7) of page 2 from Net loss from securities in investment accounts to the amounts reported on line 3952 of Form X-17A-5 for the periods January 1, 2011 to March 31, 2011, April 1, 2011 to June 30, 2011, July 1, 2011 to September 30, 2011, and October 1, 2011 to December 31, 2011. There were no exceptions noted between the support obtained from the management company of GlobeOp Markets Limited and the amount on Form SIPC-7.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $651,426 and $1,629, respectively of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company's management, Board of Directors, Stockholders, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 29, 2012

AMENDED NOTICE

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(31-REV 5/10)

For the fiscal year ended Dec 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067607 FINRA DEC
GLOBE OP MARKETS LIMITED
1 SOUTH ROAD
HARRISON, NY 10528

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Elizabeth Attanasio 212-751-4422

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,629

B. Less payment made with SIPC-6 filed (exclude interest) (1,657)

Date Paid

C. Less prior overpayment applied – 2011 SIPC-7 pd. 1/26/12 (165)

D. Assessment balance due or (overpayment) (193)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (193)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(193)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GLOBE OP MARKETS LIMITED
(Name of Corporation, Partnership or other organization)

Elizabeth Attanasio
(Authorized Signature)

Dated the 29th day of February, 2012.

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 621,076

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. 30,350

Total additions 30,350

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 651,426

2e. General Assessment @ .0025 $ 1,629

(to page 1 but not less than $150 minimum)

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and
Stockholder of GlobeOp Markets Limited:

In planning and performing our audit of the financial statements of GlobeOp Markets Limited (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies,

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously[1]

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 29, 2012